-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------


                                  SCHEDULE TO
                                (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND


                                 SCHEDULE 13D
                               (AMENDMENT NO. 6)
        Pursuant to Section 13D of the Securities Exchange Act of 1934

                               ---------------
                         KLLM TRANSPORT SERVICES, INC.

                      (Name of Subject Company (Issuer))
                                 ROBERT E. LOW
                             LOW ACQUISITION, INC.
                     (Names of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (Including Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   482498102
                     (CUSIP Number of Class of Securities)

                                 ROBERT E. LOW
                              2740 NORTH MAYFAIR
                          SPRINGFIELD, MISSOURI 65803
                           TELEPHONE: (800) 848-4560
                           FACSIMILE: (417) 521-6864
                (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                  Copies to:


                            ROBERT H. WEXLER, ESQ.

                        GALLOP, JOHNSON & NEUMAN, L.C.
                               101 SOUTH HANLEY
                           ST. LOUIS, MISSOURI 63105
                           TELEPHONE: (314) 862-1200
                           FACSIMILE: (314) 862-1219

                               ---------------
                           CALCULATION OF FILING FEE


Transaction Valuation*                                      Amount of Filing Fee
----------------------                                      --------------------
$32,253,966................................................        $6,451

-------
  * Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the "Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a per Share price of $7.75 in cash, without interest. Based on the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1999 there were (i) 4,101,468 Shares issued and outstanding (as of March 24, 2000), (including the 539,600 Shares owned by the Filing Persons); (ii) 9,334 Shares subscribed for by the Company's employees under the Company's employee stock option plan, and (iii) 51,000 Shares issuable under the Company's incentive stock option plan which are currently exercisable. Based on the foregoing, the transaction value is equal to the product of 4,161,802 Shares and $7.75 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                   None         Filing Party: Not Applicable
Form or Registration No.: Not Applicable  Date Filed:
                                           Not Applicable
[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
   Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party tender offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [X]amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

CUSIP NO. 482498102                   13D

     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
 1.  (Entities Only).
     Robert E. Low
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group  (a) [X]
     (See Instructions)                 (b) [_]

--------------------------------------------------------------------------------
 3.  SEC Use Only

--------------------------------------------------------------------------------
 4.  Source of Funds (See Instructions)
     PF and OO
--------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
     United States Citizen
--------------------------------------------------------------------------------
                7.    Sole Voting Power
                      539,600
              -----------------------------------------------------------------
                8.    Shared Voting Power

              -----------------------------------------------------------------
  Number of     9.    Sole Dispositive Power
    Shares            539,600
 Beneficially -----------------------------------------------------------------
Owned by Each   10.   Shared Dispositive Power
  Reporting
 Person With

--------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person
     539,600
--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
     (See Instructions)
--------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount In Row (11)
     13.17%
--------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)
     IN

CUSIP NO. 482498102                   13D

     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
 1.  (Entities Only).
     Richard D. Hoedl*
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group  (a) [X]
     (See Instructions)                 (b) [_]

--------------------------------------------------------------------------------
 3.  SEC Use Only

--------------------------------------------------------------------------------
 4.  Source of Funds (See Instructions)
     PF and OO
--------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
     United States Citizen
--------------------------------------------------------------------------------
                7.    Sole Voting Power
                      4,150
              -----------------------------------------------------------------
                8.    Shared Voting Power

              -----------------------------------------------------------------
  Number of     9.    Sole Dispositive Power
    Shares            4,150
 Beneficially -----------------------------------------------------------------
Owned by Each   10.   Shared Dispositive Power
  Reporting
 Person With

--------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person
     4,150
--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
     (See Instructions)
--------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount In Row (11)
     0.10%
--------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)
     IN

CUSIP NO. 482498102                   13D

     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
 1.  (Entities Only).
     C. Stephan Wutke*
--------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group  (a) [X]
     (See Instructions)                 (b) [_]

--------------------------------------------------------------------------------
 3.  SEC Use Only

--------------------------------------------------------------------------------
 4.  Source of Funds (See Instructions)
     PF and OO
--------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
     United States Citizen
--------------------------------------------------------------------------------
                7.    Sole Voting Power
                      1,000
              -----------------------------------------------------------------
                8.    Shared Voting Power

              -----------------------------------------------------------------
  Number of     9.    Sole Dispositive Power
    Shares            1,000
 Beneficially -----------------------------------------------------------------
Owned by Each   10.   Shared Dispositive Power
  Reporting
 Person With

--------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000
--------------------------------------------------------------------------------
 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
     (See Instructions)
--------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount In Row (11)
     0.02%
--------------------------------------------------------------------------------
 14. Type of Reporting Person (See Instructions)
     IN

* Messrs. Hoedl and Wutke have agreed to serve as directors of the Subject Company in connection with Mr. Low's Consent Solicitation which, if successful, would, among other things, remove the entire current Board of Directors of the Subject Company and replace these directors with Mr. Low's nominees. Although no formal agreements among the Reporting Persons exist, there is an understanding that the Reporting Persons would act in concert in voting their shares of the common stock of the Subject Company in favor of those actions proposed by Mr. Low as set forth in the Consent Solicitation previously filed with the Securities and Exchange Commission. There currently exist no agreements, arrangements or understandings among the Reporting Persons, other than as above-mentioned, and all actions taken or decisions made by the Reporting Persons as directors of the Subject Company would be subject to, among other things, their fiduciary duties and obligations under Delaware law.

                                  SCHEDULE TO

   This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Low Acquisition, Inc., a Delaware corporation (the "Purchaser"), which corporation is wholly-owned by Robert E. Low, an individual residing in Springfield, Missouri ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, by and between the Company and KeyCorp Shareholder Services, Inc., as Rights Agent, which are not owned by Parent or his affiliates at a price of $7.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and the responses thereto, as set forth below, are in accordance with the requirements of Schedule TO.

   This Tender Offer Statement also amends the Schedule 13D, as previously amended, of Parent, Richard D. Hoedl and C. Stephan Wutke, filed with the Securities and Exchange Commission on December 2, 1999, which is incorporated herein by this reference.

ITEM 1. SUMMARY TERM SHEET.

   The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)The name of the subject company is KLLM Transport Services, Inc., a
           Delaware corporation. The Company's principal executive offices are located at 135 Riverview Drive, Richland, Mississippi 39218 and its phone number is (601) 939-2545.

(b)The information set forth in the Offer to Purchase under "Introduction,"
           and in Section 1 ("Terms of the Offer") thereof is incorporated herein by reference.

(c) and (d)The information set forth in the Offer to Purchase in Section 6
           ("Price Range of Shares; Dividends") is incorporated herein by reference.

(e)Not applicable.

(f)The information set forth in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a),(b), and (c)This Statement is being filed by Purchaser and Parent. The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedules I and II to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)(1)(i-viii,xii) The information set forth in the Offer to Purchase under
           "Introduction" and in Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedure for Tendering Shares"), Section 4 ("Rights of Withdrawal"), Section 5 ("Material Federal Income Tax Consequences of the Offer"), Section 11 ("Purpose of the Offer; Plans for the Company; The Proposed Merger"), Section 13 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters") is incorporated herein by reference.

   (a)(1)(ix)Not applicable.

   (a)(1)(x)Not applicable.

   (a)(1)(xi)Not applicable.

   (a)(2)(i -iv, vii) Not applicable.

   (a)(2)(v)Not applicable.

   (a)(2)(vi)Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing persons and the Company or any of its affiliates that are not natural persons.

(b) and (c) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company; The Proposed Merger") is incorporated herein by reference.

(d)Not applicable.

(e)The information set forth in the Offer to Purchase under "Introduction" and in Section 10 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)The information set forth in the Offer to Purchase under "Introduction" and in Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company; The Proposed Merger") is incorporated herein by reference.

(b)Not applicable

(c)The information set forth in the Offer to Purchase in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Margin Regulations; Exchange Act Registration"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Plans for the Company; The Proposed Merger") and Section 14 ("Dividends and Distributions") is incorporated herein by reference.

(d)Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)The information set forth in the Offer to Purchase under "Introduction" and in Section 12 ("Source and Amount of Funds") is incorporated herein by reference.

(b)Not applicable.

(c)The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

(d)Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase in Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and in Schedules I and II to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)The information set forth in the Offer to Purchase in Section 16 ("Fees and Expenses") is incorporated herein by reference.

   (b) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)(b) and (c) Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares as to whether to sell, tender or hold Shares pursuant to the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under "Introduction" and in Section 1 ("Terms of the Offer") Section 11 ("Purpose of the Offer; Plans for the Company; The Proposed Merger") and Section 15 ("Certain Legal Matters") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits
         (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)Offer to Purchase, dated April 12, 2000.

(a)(1)(B)Letter of Transmittal.

(a)(1)(C)Notice of Guaranteed Delivery.

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)Form of letter to Brokers, Dealers, Commercial Banks, Trust
 Companies and Other Nominees.

(a)(1)(F)Guidelines for Certification of Taxpayer Identification Number on
 Substitute Form W-9.

(a)(1)(G) Press release issued by Parent and Purchaser, dated April 12,
          2000, announcing the commencement of the Offer.

(a)(1)(H)Summary Advertisement, dated April 12, 2000.

(b) and (c)Not applicable.

(d) and (e)None.

(f)Not applicable.

(g)Not applicable.

(h)Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 12, 2000 that the information set forth in this statement is true, complete and correct.

SCHEDULE TO                                SCHEDULE 13D

LOW ACQUISITION, INC.


By: /s/ Robert E. Low                      /s/ Robert E. Low
    -------------------------              ----------------------------
Name: Robert E. Low                        Robert E. Low
Title: President


/s/ Robert E. Low                          /s/ Richard D. Hoedl
-----------------------------              ----------------------------
Robert E. Low                              Richard D. Hoedl

                                           /s/ C. Stephan Wutke
                                           ----------------------------
                                           C. Stephan Wutke

                                 EXHIBIT INDEX

  Exhibit
    No.    Description
  -------  -----------

 (a)(1)(A) Offer to Purchase, dated April 12, 2000.
 (a)(1)(B) Letter of Transmittal.
 (a)(1)(C) Notice of Guaranteed Delivery.
 (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
 (a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees.
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
 (a)(1)(G) Press release issued by Parent and Purchaser, dated April 12,
           2000, announcing the commencement of the Offer.
 (a)(1)(H) Summary Advertisement, dated April 12, 2000.